Exhibit 97

NICOLA MINING INC.

(the “Company”)

COMPENSATION RECOVERY (CLAWBACK) POLICY

(adopted January 30, 2026)

I.	Purpose and Scope

This Compensation Recovery (Clawback) Policy (the “Policy”) is adopted to promote accountability and alignment with the long-term interests of the Company and its shareholders by providing for the recovery of certain incentive compensation from current and former Executive Officers in the circumstances described in this Policy.

The Policy applies to all “Executive Officers,” meaning the Company’s current and former executive officers as determined by the Board of Directors (the “Board”) in accordance with applicable securities laws and stock exchange rules, including Rule 10D-1 under the Securities Exchange Act of 1934, as amended, and the listing standards of The Nasdaq Stock Market LLC (“Nasdaq”), in each case as laws and rules may be amended from time to time. The Policy applies regardless of any individual agreement, plan, program, or arrangement to the contrary, except to the extent an applicable law or regulation requires otherwise.

II.	DEFINITIONS

For the purposes hereof, the following terms have the following meanings:

(a)

“Erroneously Awarded Compensation” means, with respect to any Executive Officer, the amount of Incentive-Based Compensation received that exceeds the amount that would have been received had it been determined based on the restated or corrected Financial Reporting Measures, computed without regard to any taxes paid.

(b)

“Financial Reporting Measure” means any measure determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure derived wholly or in part from such financial information, including stock price and total shareholder return.

(c)

“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure, including but not limited to bonuses, annual or long-term cash incentives, equity awards (including restricted stock, restricted stock units, performance shares, performance share units, stock options, and stock appreciation rights) or other incentive compensation.

(d)

“Received” means Incentive-Based Compensation received in the fiscal period during which the relevant Financial Reporting Measure is attained, even if the payment or grant occurs after the end of that period.

(e)

“Recovery Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare a Restatement, plus any transition period resulting from a change in the Company’s fiscal year that falls within or immediately follows those three completed fiscal years.

(f)

“Restatement” means an accounting restatement due to the Company’s material noncompliance with any financial reporting requirement under applicable securities laws, including (i) a restatement that corrects an error that is material to previously issued financial statements, and (ii) a restatement that corrects an error that is not material to previously issued financial statements but would result in a material misstatement if the error were corrected or left uncorrected in the current period.

III.	MANDATORY RECOVERY UPON FINANCIAL RESTATEMENT

In the event the Company is required to prepare a Restatement, the Company shall, except as provided in Section VI, reasonably promptly recover from any individual who served as an Executive Officer at any time during the performance period for the Incentive-Based Compensation that is subject to recovery, the amount of Erroneously Awarded Compensation.

The Company shall seek recovery of the amount of Erroneously Awarded Compensation Received during the Recovery Period. Where the Incentive-Based Compensation is based on stock price or total shareholder return, and the amount of Erroneously Awarded Compensation is not subject to direct mathematical recalculation, the Company shall determine the amount based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the compensation was Received, and the Company shall maintain and provide documentation of the determination as required.

Recovery under this Section III is required without regard to misconduct, fault or responsibility of the Executive Officer and without regard to whether the Executive Officer had knowledge of the error.

The amount of Erroneously Awarded Compensation shall be determined without regard to any taxes paid or withheld.

IV.	RECOVERY FOR MISCONDUCT AND OTHER DETRIMENTAL ACTS

In addition to the mandatory recovery required under Section III, the Board, or the Compensation Committee of the Board (the “Committee”), may as applicable, to the fullest extent permitted by applicable law and in its discretion, seek recovery, forfeiture, reduction, cancellation, or offset of any compensation (whether or not Incentive-Based

Compensation) from any Executive Officer in the event of (a) fraud, willful misconduct, gross negligence or willful violation of Company policies or applicable law that causes or is reasonably likely to cause material financial, reputational or operational harm to the Company; (b) material violation of restrictive covenants or post-employment obligations; or (c) significant failure of risk management or supervisory responsibilities.

The lookback period for recovery under this Section IV shall be up to three (3) years (or such other period required by applicable laws) from the date of the misconduct or detrimental act, or such other period as the Board or the Committee determines appropriate under the circumstances, subject to applicable laws.

The Board or the Committee may determine the types and amounts of compensation subject to recovery under this Section IV, which may include cash and equity, whether vested or unvested, paid or unpaid, and any gains realized from the sale of shares acquired upon exercise, vesting, or settlement of equity awards, subject to applicable law and the terms of the applicable plans and award agreements.

V.	DETERMINATION AND PROCESS

This Policy shall be administered by the Committee or by the Board. The Committee or the Board, as applicable, shall have full authority to interpret and apply this Policy and to make all determinations necessary for its administration, consistent with applicable laws and Nasdaq listing standards.

Following a Restatement or other triggering event under this Policy, the Committee or the Board, as applicable, shall: (a) identify each Executive Officer subject to recovery and each award or payment potentially subject to recovery; (b) determine the amount of Erroneously Awarded Compensation or other compensation to be recovered, including any reasonable estimate of the impact on stock price or total shareholder return, as applicable, and document the methodology and calculations used; (c) determine the appropriate means and timing of recovery, including repayment, forfeiture, cancellation, reduction of outstanding or future awards, setoff against amounts otherwise owed or other lawful means; (d) provide written notice to each impacted current or former Executive Officer describing the basis for recovery, the amount, and the proposed method and timeline for repayment; and (e) afford the Executive Officer an opportunity to respond within a reasonable period and consider any information submitted before making a final determination.

The Committee or the Board, as applicable, may, subject to applicable laws and any limitations in Section VI, require repayment in cash, reduce or cancel outstanding or future compensation or effect recovery through other lawful means. The Committee or the Board, as applicable, may enter into repayment arrangements or installments where appropriate, provided that recovery is pursued reasonably promptly.

To the extent feasible, incentive plans, award agreements, employment agreements, severance agreements and other compensatory arrangements with Executive Officers shall include terms that subject such compensation to this Policy and facilitate recoupment, including consent to setoff and cooperation in effecting recovery. In the event of any conflict, this Policy shall control except where applicable law or regulation requires otherwise.

VI.	IMPRACTICABILITY; LIMITED DISCRETION NOT TO RECOVER

The Company shall recover Erroneously Awarded Compensation unless recovery would be impracticable as determined by the Committee or the Board, as applicable, consistent with applicable Nasdaq listing standards, including where: (a) the direct expenses paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered, in which case the Company must make a reasonable attempt to recover, document such attempt, and provide such documentation to Nasdaq; (b) recovery would violate home country law where that law was adopted prior to November 28, 2022, as evidenced by an opinion of home country counsel acceptable to Nasdaq; or (c) recovery would likely cause a tax-qualified retirement plan to fail to meet the requirements of the Internal Revenue Code, to the extent such failure cannot be remedied.

The Company shall not indemnify or insure any Executive Officer against the loss of Erroneously Awarded Compensation, nor shall the Company pay or reimburse premiums for any insurance policy that covers an Executive Officer’s potential obligations under this Policy.

Subject to the requirement to recover reasonably promptly, the Committee or the Board, as applicable, retains discretion to determine the appropriate means and timing of recovery, taking into account factors such as feasibility, costs, and fairness, provided that the Committee or the Board, as applicable, shall not exercise discretion to reduce the amount of Erroneously Awarded Compensation required to be recovered except as permitted under Section VI.

VII.	LEGAL AND LISTING CONSIDERATIONS

This Policy is intended to comply with applicable Nasdaq listing standards regarding recovery of erroneously awarded compensation and shall be interpreted and applied in a manner consistent with such standards.

Nothing in this Policy limits the Company’s or any regulator’s ability to enforce applicable laws or rules, or an Executive Officer’s obligations under applicable laws. Recovery under this Policy is in addition to, and not in lieu of, any other remedies or recourse available to the Company.

The rights of the Company to recover compensation under this Policy are in addition to any rights of recoupment, forfeiture, reduction, setoff or other remedies under any law, regulation, listing standard, governance guideline, plan, agreement or policy.

This Policy shall be governed by and construed in accordance with the laws of the Province of British Columbia, without regard to its conflict of law principles, except to the extent superseded by applicable federal law or Nasdaq listing standards.

VIII.	DISCLOSURE AND RECORDKEEPING

The Company shall make all disclosures concerning this Policy and any recovery of compensation required by applicable securities laws and Nasdaq listing standards, including in its annual reports and proxy statements, and shall file this Policy as an exhibit to its annual report when required.

The Company shall maintain records of Restatements, determinations of Erroneously Awarded Compensation (including reasonable estimates), recovery efforts, any determinations of impracticability, and related correspondence for not less than seven (7) years or such longer period as required by applicable laws.

IX.	ADMINISTRATION; AMENDMENTS

The Committee or the Board, as applicable, shall administer and interpret this Policy and may adopt rules, procedures, and forms to implement it, consistent with applicable laws and Nasdaq listing standards.

The Board may amend, restate, or terminate this Policy at any time; provided that no amendment or termination shall be effective to the extent it would cause the Company to violate applicable law or Nasdaq listing standards, and provided further that any amendment shall apply to Incentive-Based Compensation Received on or after the effective date of such amendment unless otherwise required.

X.	ACKNOWLEDGMENT; CONDITION TO RECEIPT OF COMPENSATION

As a condition to the grant, vesting, payment, or settlement of any compensation, each Executive Officer shall execute and deliver an acknowledgment in the form provided by the Company agreeing to be bound by this Policy, to cooperate fully with any efforts to recover compensation, and to consent to setoff and other recovery mechanisms to the fullest extent permitted by law.

The Company may condition the payment, vesting or settlement of compensation on the Executive Officer’s agreement to comply with this Policy and to promptly repay any amounts required to be recovered hereunder.